UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D
                    (RULE 13D-101)


       Under the Securities Exchange Act of 1934
                   (Amendment No. 6)

          Endeavour International Corporation
                   (Name of Issuer)
             Common Stock, $.001 Par Value
            (Title of Class of Securities)
212066 10 4
                    (CUSIP Number)
Edward T Isleib, 1600 Rockcliff Road, Austin, TX 78746
(512)328-4932
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                       11/30/05
      (Date of Event which Requires Filing of the
                      Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
     13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No.  212066 10 4

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons
          (entities only).

          Michael Marcus

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
          a.   N/A

          b.


     3.   SEC Use Only


     4.   Source of Funds (See Instructions)      PF


     5.   Check if Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e) N/A
____________________


     6.   Citizenship or Place of Organization         U.S.


Number of      7.   Sole Voting Power   4,050,594
Shares Bene-
ficially by         8.   Shared Voting Power
Owned by Each
Reporting      9.   Sole Dispositive Power   4,050,594
Person With
          10.  Shared Dispositive Power

     11.        Aggregate Amount Beneficially Owned by
     Each Reporting Person 4,050,594


     12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares


     13.  Percent of Class Represented by Amount in Row (11)
          5.37%

     14.  Type of Reporting Person (See Instructions)
          IN
Item 1.  Security and Issuer

      This Schedule 13D relates to the Common Stock, par value $0.001 per share ("COMMON STOCK"), of Endeavour International Corporation, a Nevada corporation ("ISSUER"). The address of the principal executive office of the Issuer is 1001 Fannin, Suite
1700, Houston, Texas 77002.



Item 2.  Identity and Background


     The person filing this statement is Michael P.
Marcus. Mr. Marcus is a U.S. citizen. The address of Mr. Marcus is 1600 Rockcliff Road, Austin, TX 78746. Mr.
Marcus' principal occupation is as an Investor.

During the last five years, Mr. Marcus has not been a party to a civil proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Marcus has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
(a)


Item  3.  Source and Amount of Funds or Other
Consideration


The source of all funds used for the purchase of the securities identified herein was personal funds.

Item 4.  Purpose of Transaction

     The securities identified herein have been sold by Mr. Marcus solely for investment purposes.

Item 5.  Interest in Securities of the Issuer

  (i) Includes 4,000,594 shares of Common Stock and
  50,000 Warrants Convertible into Common Stock.

  (ii) Mr. Marcus has the sole power to vote and dispose of the shares of common stock identified in paragraph
  (a) above.

  (iii) Changes in the percent of ownership of the common stock are due to the sale of stock by Mr. Marcus.

  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr.
  Marcus.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.



     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY
KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION
SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
CORRECT.

DATED:  December 1, 2005   /S/  Michael P. Marcus
                         _______________________
                              Michael P. Marcus